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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

John D. Oil and Gas Company
(Name of Issuer)
Common Stock
(Title of Class of Securities)
477853105
(CUSIP Number)
Marc C. Krantz
Kohrman Jackson & Krantz P.L.L.
1375 East 9th Street, 20th Fl.
Cleveland, OH 44114
(216) 696-8700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 16, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	477853105

1	NAMES OF REPORTING PERSONS: Turkey Vulture Fund XIII, Ltd.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Ohio

	7	SOLE VOTING POWER:

NUMBER OF		297,344

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		297,344

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

297,344

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	477853105

1	NAMES OF REPORTING PERSONS: Retirement Management Company

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Ohio

	7	SOLE VOTING POWER:

NUMBER OF		257,429

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		257,429

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

257,429

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	477853105

1	NAMES OF REPORTING PERSONS: Richard M. Osborne Trust

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Ohio

	7	SOLE VOTING POWER:

NUMBER OF		2,206,186

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,206,186

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,206,186

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

41.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	477853105

1	NAMES OF REPORTING PERSONS: Richard M. Osborne

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		3,369,067

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		257,429

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,218,067

WITH	10	SHARED DISPOSITIVE POWER:

		257,429

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,626,496

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	58.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No. 477853105
Introduction.
     This Amendment No. 4 to Schedule 13D is filed on behalf of Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company (the “Fund”), Retirement Management Company, an Ohio corporation (“Retirement Management”), the Richard M. Osborne Trust, an Ohio trust (the “Trust”), and Richard M. Osborne relating to shares of common stock, par value $0.001 per share (the “Shares”), of John D. Oil and Gas Company, a Maryland corporation (the “Company”).

Item 2.	Identity and Background.
     (a) This Schedule 13D is filed by the Fund, Retirement Management, the Trust and Mr. Osborne. Mr. Osborne is the sole manager of the Fund, the sole shareholder and a director of Retirement Management, sole trustee of the Trust and Chairman of the Board and Chief Executive Officer of the Company.
     (b) The business address of the Trust is 8500 Station Street, Suite 113, Mentor, Ohio 44060.
     (c) The Trust was established by Mr. Osborne for estate planning purposes.
     (d) Negative with respect to the Trust.
     (e) Negative with respect to the Trust.
     (f) The Trust is a trust organized under the laws of the State of Ohio.

Item 3.	Source and Amount of Funds or Other Consideration.
     The Shares reported herein as having been acquired by the Trust in a private placement were acquired for the aggregate purchase price of $1.0 million with funds of the Trust. The Shares reported herein as having been acquired by the Trust from Thomas J. Smith were acquired for shares of stock of Gas Natural, Inc., a privately-held Ohio corporation.

Item 4.	Purpose of Transaction.
     The Trust purchased the Shares for investment. The Trust reserves the right to dispose of or acquire additional Shares depending on market conditions, developments with respect to the Company’s business and other relevant factors.
     Pursuant to the instructions for items (a) through (j) of Item 4 of Schedule 13D, the Trust does not currently have plans or proposals that relate to or would result in any of the following:
     (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company;
     (ii) the sale or transfer of a material amount of assets of the Company;

CUSIP No. 477853105
     (iii) a change in the present board of directors or management of the Company;
     (iv) a material change in the present capitalization or dividend policy of the Company;
     (v) a material change in the business or corporate structure of the Company;
     (vi) a change to the articles of incorporation, as amended, or bylaws of the Company, or an impediment to the acquisition of control of the Company, by any person;
     (vii) the delisting from the Nasdaq Stock Market’s OTC Bulletin Board of the Company’s common stock;
     (viii) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or
     (ix) any action similar to any of those enumerated in (i) through (viii) above.
     The Trust reserves the right to modify its plans and proposals described in this Item 4. Further, subject to applicable laws and regulations, the Trust may formulate plans and proposals that may result in the occurrence of an event set forth in (i) through (ix) above or in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.
     (a) Based on Company’s most recently available filing with the Securities and Exchange Commission, on March 10, 2006, there were 5,281,541 Shares outstanding. The Fund beneficially owns 297,344 Shares, or 5.6% of the outstanding Shares. Retirement Management beneficially owns 1,869,292 Class A limited partnership interests of LSS I Limited Partnership, a Delaware limited partnership (“LSS I”), that are presently convertible into 257,429 Shares, or 4.6% of the outstanding Shares. The Trust beneficially owns 2,206,186 Shares, or 41.8% of the outstanding Shares. Mr. Osborne may be deemed to beneficially own 3,626,496 Shares, or 58.0% of the outstanding Shares, comprised of: (i) all Shares owned by the Fund and the Trust; (ii) 5,188,528 Class A limited partnership interests of LSS I owned by him that are presently convertible into 714,537 Shares at a ratio of 0.1377148-to-one; (iii) 1,869,292 Class A limited partnership interests of LSS I owned by Retirement Management, of which Mr. Osborne is the sole stockholder, that are presently convertible into 257,429 Shares at a ratio of 0.1377148-to-one; and (iii) 151,000 Shares subject to the voting trust agreement described in Item 6. Mr. Osborne disclaims beneficial ownership of the Shares beneficially owned by Retirement Management and the Shares subject to the voting trust agreement.
     (b) Retirement Management has sole power to vote, or to direct the voting of, and sole power to dispose, or to direct the disposition of, the Shares owned by it. Mr. Osborne has sole power to vote, or to direct the voting of, and sole power to dispose, or to direct the disposition of, the Shares owned by the Fund and the Trust and the Class A limited Partnership interests of LSS I owned by him that are convertible into 714,537 Shares. Mr. Osborne has shared power to vote, or to direct the voting of, and shared power to dispose, or direct the disposition of, the Class A limited partnership interests of LSS I owned by Retirement Management Company that are convertible into 257,429 Shares. Mr. Osborne has sole power to vote, or to direct the voting of,

CUSIP No. 477853105
the Shares subject to the voting trust agreement described in Item 6. Mr. Osborne does not have power to dispose, or to direct the disposition of, the Shares subject to the voting trust agreement.
     (c) On February 28, 2006, the Trust purchased 2.0 million Shares for an aggregate purchase price of $1.0 million in a private placement. On April 5, 2006, the Trust purchased 206,186 Shares in a private transaction from Thomas J. Smith, the Company’s former President and Chief Operating Officer. The consideration for the Shares purchased from Mr. Smith was shares of stock of Gas Natural, Inc., a privately-held Ohio corporation. None of the other reporting persons have effected any other transactions in the Shares in the past 60 days.
     (d) Not applicable.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     On February 16, 2006, the Company, Richard Osborne and Gregory J. Osborne entered into a voting trust agreement with respect to 151,000 Shares (the “Voting Trust Shares”) held by Gregory Osborne. Gregory Osborne is President, Chief Operating Officer and a director of the Company and Richard Osborne’s son. The voting trust agreement grants to Richard Osborne the right to vote and grant or withhold consents with respect to all Voting Trust Shares. Pursuant to the terms of the voting trust agreement, legal title to the Voting Trust Shares remains with Gregory Osborne, and Richard Osborne does not have authority to sell or otherwise dispose of the Voting Trust Shares.
     In connection with the April 2005 sale of substantially all of the Company’s assets and the distribution of funds to the partners of LSS I, the limited partnership agreement of LSS I was amended, effective July 1, 2005, to more accurately reflect the relative value of each partner’s interest in LSS I and the ability of the Class A limited partners to convert their units to Shares. The amendment changed the ratio by which Class A limited partnership interests of LSS I are presently convertible into Shares from one-to-one to 0.1377148-to-one.

CUSIP No. 477853105

Item 7.	Material to be Filed as Exhibits.

Exhibit 7.1	Voting Trust Agreement between John D. Oil and Gas Company, Richard M. Osborne and Gregory J. Osborne

Exhibit 7.2	Amended and Restated First Amendment to Agreement of Limited Partnership of LSS I Limited Partnership dated as of March 29, 2006 (filed as Exhibit 10.9 to the Company’s Form 10-KSB filed with the Securities and Exchange Commission on March 31, 2006 and incorporated herein by reference)

Exhibit 7.3	Joint Filing Agreement

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 11, 2006

Turkey Vulture Fund XIII, Ltd.
/s/ Richard M. Osborne
By: Richard M. Osborne, sole Manager

Retirement Management Company
/s/ Richard M. Osborne
By: Richard M. Osborne, President

Richard M. Osborne Trust
/s/ Richard M. Osborne
By: Richard M. Osborne, Trustee

/s/ Richard M. Osborne
Richard M. Osborne, Individually

EXHIBIT INDEX

Exhibit Number	Description

7.1	Voting Trust Agreement between John D. Oil and Gas Company, Richard M. Osborne and Gregory J. Osborne

7.2	Amended and Restated First Amendment to Agreement of Limited Partnership of LSS I Limited Partnership dated as of March 29, 2006 (filed as Exhibit 10.9 to the Company’s Form 10-KSB filed with the Securities and Exchange Commission on March 31, 2006 and incorporated herein by reference).

7.3	Joint Filing Agreement